UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

American Homes 4 Rent

(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share

(Title of Class of Securities)

02665T 306

(CUSIP Number)

David Goldberg

30601 Agoura Road, Suite 200

Agoura Hills, California 90301

(805) 413-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	Names of Reporting Persons B. Wayne Hughes

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,010,000

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 7,010,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,010,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 3.3% of Class A common shares

14	Type of Reporting Person (See Instructions) IN

13D

1	Names of Reporting Persons Tamara Hughes Gustavson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,895,561

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 12,895,561

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,895,561

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 6.1% of Class A common shares

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) relating to the Class A common shares of beneficial interest, $0.01 par value per share of American Homes 4 Rent.

All capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.           Source and Amount of Funds or Other Consideration.

All funds used to purchase Shares, including the Shares described in Item 5(c) below, were obtained from each respective Reporting Person’s personal funds.

Item 5.           Interest in Securities of the Issuer.

(a) As of September 4, 2015, each Reporting Person owned the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 9.4% in the aggregate of the 210,852,089 Class A common shares outstanding: (1)

Reporting Person	Number of Shares	Approximate Percentage of Shares Outstanding
B. Wayne Hughes	7,010,000	3.3%

Tamara Hughes Gustavson	12,895,561	6.1%

(1) As disclosed in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2015.

(b) Each Reporting Person has the sole power to vote and to dispose of the Shares set forth opposite his or her name:

(c) During the 60-day period ending on September 4, 2015, the Reporting Persons purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) (including purchases of Shares previously reported) set forth below opposite his or her name:

Reporting Person	Transaction Date	Number of Shares Purchased	Price Per Share		Type of Transaction
Tamara Hughes Gustavson	August 20, 2015	100,000	$15.65	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 21, 2015	300,000	$15.70	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 24, 2015	100,000	$15.49	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 25, 2015	1,100,000	$15.53	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 26, 2015	400,000	$15.54	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 27, 2015	2,000,000	$15.50		Block Trade
Tamara Hughes Gustavson	September 3, 2015	2,300,000	$15.70		Block Trade
Tamara Hughes Gustavson	September 4, 2015	1,700,000	$15.60		Block Trade

B. Wayne Hughes	August 26, 2015	4,000,000	$15.53		Block Trade

(1) Represents average price.

(d) Not applicable

(e) Neither of the Reporting Persons alone beneficially owns (or has ever beneficially owned) more than 5% of the outstanding Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A               Joint Filing Agreement. Previously filed and incorporated by reference herein.

Exhibit B               Power of Attorney. Previously filed and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2015

	By:	/s/ B. Wayne Hughes*
	Name:	B. Wayne Hughes

	By:	/s/ Tamara Hughes Gustavson*
	Name:	Tamara Hughes Gustavson

* David Goldberg, as attorney in fact

/s/ David Goldberg
David Goldberg